UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer

Banco Santander (Brasil) S.A.

9M11 IFRS Results

October 27th, 2011

Santander

Table of Contents

Highlights

Business	▪ **Annual growth of double-digit:** → Credit[1]: +22 % in twelve months with higher pace of growth in the quarter (+8%) → Funding from clients: +20% in twelve months, in line with credit portfolio growth
Infrastructure	▪ **Expansion plan continuity**: → Opening of branches: +167 in 12 months, with 93 in 2011 and 21 in the quarter → Restructuring and commercial reinforcement focused on Consumer Finance segment
Portfolio's Quality	▪ **Stable delinquency ratio** in the quarter (4.3%[2])
Balance Sheet	▪ **Soundness and well-capitalized** with coverage ratio **in comfortable levels**
Results	▪ **Results** of R$ 5.9 billion in nine months (+9% in twelve months) **and R$ 1.8 billion in the quarter** → Net provisions (contingencies) grow 19% in 12 months → Credit provisions grow in IFRS and decrease in BR GAAP in the quarter → Higher tax rate in the quarter → Expenses under control, even with commercial expansion

✓ Closing of Santander Seguros sale operation, in October 2011

1. Total expanded credit portfolio
2. NPL (over 90 days) in BR GAAP criteria

Table of Contents

Macroeconomic Scenario

GDP (Y-o-Y growth %)


6.1
5.2
-0.6
7.5
3.7
3.5
2007
2008
2009
2010
2011(e)
2012(e)

Interest Rate - Selic(%)


End of the period
11.25
13.75
8.75
10.75
11.00
11.00
2007
2008
2009
2010
2011(e)
2012(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.9
6.7
5.7
2007
2008
2009
2010
2011(e)
2012(e)

Exchange Rate – (R$/US$)


End of the period
1.77
2.34
1.74
1.67
1.75
1.65
2007
2008
2009
2010
2011(e)
2012(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Table of Contents

Universal bank focused in retail

Revenues* by Segment – 9M11



Commercial Bank 86%
11%
Global Banking and Markets
3%
Asset Manag. and Insurance

*Considers managerial results, includes net interest income, net fees, gain (losses) on financial assets and liabilities (net), and other operating income (expenses)

Customer Base

- ✓ **+24.7** million of Customers[1]
- ✓ **41.0** million of Credit and Debit Cards

Commercial Network

- ✓ **2,294** branches (**+167** branches in 12 months[2] and **+21** in the quarter)
- ✓ **1,437** PABs (mini branches)
- ✓ **18,342** ATMs
- ✓ **52.8 thousand** employees: **71%** allocated at the sales force

	Sep.11
Credit (R$ million)	184,788
Total Funding[3] (R$ million)	293,608

	9M11
Net Profit before taxes (R$ million)	7,869
Net Profit (R$ million)	5,956

1. Total Customers from retail (active and non-active customers)
2. Variation of Sep/11- Sep/10.
3. Total funding: total deposits + debentures/LCI/LCA+ Letras Financeiras +AUM

We are moving towards our goals

Quality in customer services

- ✓ **+ 100/120 branches** per year during 2011-2013
- ✓ To be the **1º** in **customer satisfaction** until 2013

Intensify customer relationships

- ✓ To be **the bank of choice** of our customers by 2013
- ✓ Improve our value proposition for each customer segment

Commercial punch in key segments and products

- ✓ SMEs
- ✓ Credit Card, Mortgage, Santander Acquiring and Auto Finance

Cross - Sell

- ✓ **Identify and take advantages of** cross-sell opportunities (products and segments of Retail and GB&M)

Prudent Risk Management

Brand Attractiveness

- ✓ **To become increasingly admired**

We're the first Bank to combine acquiring services and financial services


Financial Services
Acquiring Services

- Highly attractive value added to the segment SMEs
- High level of service network availability during the period of higher number of transactions

Santander Acquiring		2010	9M11
Credit	Revenues (R$ MM) Transactions (MM)	▪ 1,249 ✓ 12.3	▪4,273 ✓ 40.2
Debit	Revenues (R$ MM) Transactions (MM)	▪ 740 ✓14.4	▪ 2,502 ✓ 47.9
TOTAL	Revenues (R$ MM) Transactions (MM)	▪1,990 ✓26.8	▪6,775 ✓ 88.1

	2010	9M11	Target 2012	(%)[1]
Affiliated Merchants (thousand)	104.2	96.6	300	67%
New Accounts (thousand)	24.4	24.0	150	32%

1. Percentage achieved of the target - (2010+9M11) / Target 2012)

Table of Contents

Managerial Loan Portfolio – IFRS[1]


R$ billion
21.6%
163.9
172.2
177.4
184.4
199.3
5.4%
5.0%
3.1%
3.9%
8.1%
Sep.10
Dec.10
Mar.11
Jun. 11
Sep.11
Expanded Credit portfolio²
Q-o-Q Var.


Corporate
28%
Individuals
33%
Consumer
Finance
15%
SMEs
24%

R$ million

	Sep.11	Sep.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	60,170	48,299	24.6%	6.2%
Consumer Finance	28,712	26,455	8.5%	5.8%
SMEs	44,179	35,618	24.0%	7.7%
Corporate	51,727	43,625	18.6%	11.1%
Total IFRS	**184,788**	**153,997**	**20.0%**	**7.8%**
Other Transactions[2]	14,543	9,927	46.5%	12.0%
Expanded Credit portfolio[2]	**199,331**	**163,924**	**21.6%**	**8.1%**

1. Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and portfolios acquired from other banks. Total amount of R$ 3.2 billion in Sep/11 and R$ 4.4 billion in Sep/10

Santander

Managerial Loan Portfolio - BR GAAP[1]

R$ billion


21.3%
164.6
172.8
178.6
185.0
199.8
5.2%
5.0%
3.4%
3.6%
8.0%
Sep.10
Dez.10
Mar.11
Jun.11
Sep.11
Expanded Credit Portfolio²
Q-o-Q Variation

SMEs and Individuals YoY Var.


19.1%
14.7%
23.5%
19.7%
Sep.10
Dec.10
Mar.11
Jun.11
Set.11
Individuals
SMEs

R$ million	Sep.11	Sep.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	62,983	52,606	19.7%	4.6%
Consumer Finance	32,729	29,059	12.6%	6.2%
SMEs	44,177	35,778	23.5%	7.7%
Corporate	48,500	41,641	16.5%	10.8%
Total BR GAAP	**188,389**	**159,084**	**18.4%**	**7.1%**
Other Credit Risk Transactions [2]	11,367	5,541	105.1%	23.6%
Expanded Credit portfolio² BR GAAP	**199,757**	**164,625**	**21.3%**	**8.0%**

1. a) The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures (Santander Financiamentos)
   b) Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes other Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).

Santander

Loan by Products - IFRS

Mortgage and Credit Cards are the main highlights

Payroll Loans to Individuals


R$ million
11.9%
1.8%
Var. 12 M
13,518
4,385
9,132
14,857
3,788
11,069
15,123
3,176
11,947
-27.6%
30.8%
Sep.10
Jun.11
Sep.11
Payroll (excluding portfolio acquired)
Portfolios Acquired

Auto Loans to Individuals


R$ million
8.9%
5.8%
23,691
24,384
25,790
Sep.10
Jun.11
Sep.11

Credit Cards to Individuals


R$ million
32.1%
5.9%
9,383
11,707
12,394
Sep.10
Jun.11
Sep.11

Mortgage


R$ million
34.1%
8.2%
Var. 12 M
11,233
5,119
6,114
13,925
6,278
7,647
15,061
6,180
8,881
20.7%
45.3%
Sep.10
Jun.11
Sep.11
Individuals
Corporate

Deposits and Assets Under Management (AUM)


R$ billion
14.7%
1.9%
256.0
271.2
283.6
288.0
293.6
107.3
111.3
115.4
113.2
115.2
148.7
159.9
168.2
174.8
178.4
Sep.10
Dec.10
Mar.11
Jun.11
Sep.11
Funding from Clients
AUM


Demand 5%
Savings 10%
Time 26%
Debêntures/ LCI/LCA¹ 14%
Letras Financeiras² 6%
AUM 39%

R$ million	Sep.11	Sep.10	Y-o-Y Variation	Q-o-Q Variation
Demand	13,701	14,820	-7.6%	-1.5%
Savings	30,271	27,903	8.5%	-0.1%
Time	75,535	65,957	14.5%	-1.8%
Others[1]	40,844	37,117	10.0%	5.2%
Letras Financeiras[2]	18,077	2,932	n.a.	21.5%
Funding from Clients	**178,428**	**148,729**	**20.0%**	**2.1%**
AUM	115,180	107,305	7.3%	1.8%
Total Funding	**293,608**	**256,034**	**14.7%**	**1.9%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market

Table of Contents

Results IFRS: Net profit before tax and Net profit evolution

9M11 net profit before tax rose 11.5% in 12 months


R$ million
11.5%
7,059
7,869
9M10
9M11


-4.5%
-8.3%
2,578
2,683
2,461
3Q10
2Q11
3Q11

9M11 net profit rose 9.0% in 12 months


R$ million
9.0%
5,464
5,956
9M10
9M11


-6.9%
-13.5%
1,935
2,083
1,802
3Q10
2Q11
3Q11

Santander

Total Revenues

R$ Million


10.9%
3.2%
8,343
8.362
8,690
8,959
9,248
380
137
269
333
513
1,776
1,726
1,782
1,866
1,836
6,187
6,499
6,639
6,760
6,899
3Q10
4Q10
1Q11
2Q11
3Q11
Net Interest Income¹
Net Fees
Others²

	9M11	9M10	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income[1]	20,298	18,146	11.9%	2.1%
Net Fees	5,484	5,108	7.4%	-1.6%
Subtotal	**25,782**	**23,254**	**10.9%**	**1.3%**
Others[2]	1,116	1,214	-8.0%	54.4%
Total Revenues	**26,898**	**24,468**	**9.9%**	**3.2%**

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Other Operational Revenues (expenses) + Others

Santander

Net Interest Income[1]



Selic[2]
10.55 %
10.66 %
11.21 %
11.92 %
12.19%
YoY Var. 3Q11 / 3Q10
11.5%
-6.2%
16.8%
19%
81%
23%
77%
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,187
6,499
6,639
6,760
6,899
1,425
1,603
1,492
1,271
1,336
255
281
275
291
305
4,508
4,615
4,871
5,198
5,258
3Q10
4Q10
1Q11
2Q11
3Q11
Credit
Deposits
Non-Interest bearing liabilities and others

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Interest rates (average) Selic

Santander

Net Fees

R$ Million


3.4%
-1.6%
1,776
1,726
1,782
1,866
1,836
3Q10
4Q10
1Q11
2Q11
3Q11

	9M11	9M10	Y-o-Y Variation	Q-o-Q Variation
Banking fees	1,775	1,781	-0.3%	12.4%
Insurance and Capitalization	1,251	904	38.4%	-22.9%
Asset Management and Pension Funds	899	841	6.8%	8.0%
Credit and Debit Cards	968	699	38.5%	3.2%
Collection services	368	378	-2.8%	2.1%
Capital Market	313	364	-14.1%	-21.9%
Trade (COMEX)	308	358	-14.0%	-8.3%
Others[1]	(397)	(218)	82.0%	-0.4%
Net Fees	**5,484**	**5,108**	**7.4%**	**-1.6%**

1. Includes taxes and others

Allowance for Loan Losses[1] - IFRS

R$ Million


37.8%
17.5%
1,961
1,907
2,059
2,301
2,703
3Q10
4Q10
1Q11
2Q11
3Q11

	9M11	9M10	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	7,063	6,876	2.7%	17.5%

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander and recoveries of loans previously written off

General Expenses and Amortization

R$ Million


9.1%
3.6%
3,158
3,301
3,297
3,324
3,445
309
349
338
357
359
2,849
2,952
2,959
2,967
3,086
3Q10
4Q10
1Q11
2Q11
3Q11
Depreciation and Amortization
General Expenses

	9M11	9M10	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	4,170	4,030	3.5%	4.0%
Personnel Expenses	4,842	4,248	14.0%	4.0%
General Expenses	**9,012**	**8,278**	**8.9%**	**4.0%**
Depreciation and Amortization	1,054	888	18.7%	0.6%
Total	**10,066**	**9,166**	**9.8%**	**3.6%**

Quality of Loan Portfolio - IFRS


Delinquency ratio[1] (%)
7.9
7.6
7.9
8.6
8.9
6.1
5.8
6.1
6.7
6.7
4.5
4.3
4.5
4.9
4.7
Sep.10
Dec.10
Mar.11
Jun.11
Sep.11
Individuals
Corporate
Total


Coverage ratio[2] (%)
101%
98%
98%
92%
89%
3Q10
4Q10
1Q11
2Q11
3Q11

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / (nonperforming loans over 90 days + performing loans with high delinquency risk)

Santander

Quality of Loan Portfolio - BR GAAP

Delinquency Over 90[1] (%)


6.2
5.8
5.9
6.4
6.5
4.2
3.9
4.0
4.3
4.3
2.5
2.2
2.4
2.5
2.3
Sep.10
Dec.10
Mar.11
Jun.11
Sep.11
Individuals
Corporate
Total

NPL Over 60[2] (%)


7.4
6.9
7.3
7.9
8.0
5.0
4.7
5.0
5.2
5.3
2.9
2.7
3.0
2.9
2.9
Sep.10
Dec.10
Mar.11
Jun.11
Sep.11
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


133%
137%
142%
143%
141%
3Q10
4Q10
1Q11
2Q11
3Q11

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Performance Ratios - IFRS


Efficiency Ratio¹ (%)
-0.3 p.p.
33.8
33.5
9M10
9M11


Recurrence² (%)
-0.9 p.p.
61.7
60.9
9M10
9M11


ROAA³(%)
-0.2 p.p.
2.2
2.0
9M10
9M11


ROAE (adjusted)⁴ (%)
-0.1p.p.
17.0
16.9
9M10
9M11


BIS⁴ (%)
-3.8 p.p.
22.8
19.1
TIER II (%)
3.1
2.4
TIER I (%)
19.6
16.7
Sep.10
Sep.11

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge and considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Net Fee/General Expenses excluding amortization
3. Net Profit / Average Assets
4. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Perspectives

Perspectives for 2012-2013

Growth in R$ - %
IFRS

	CAGR
Revenues	14-16%
Expenses[1]	11-13%
Total Credit	15-17%

Net Profit ≅15% CAGR

1- Includes amortization

Table of Contents

Final Remarks

Business	▪ **Annual growth of double-digit:** → Credit[1]: +22 % in twelve months with higher pace of growth in the quarter (+8%) → Funding from clients: +20% in twelve months, in line with credit portfolio growth
Infrastructure	▪ **Expansion plan continuity**: → Opening of branches: +167 in 12 months, with 93 in 2011 and 21 in the quarter → Restructuring and commercial reinforcement focused on Consumer Finance segment
Portfolio's Quality	▪ **Stable delinquency ratio** in the quarter (4.3%[2])
Balance Sheet	▪ **Soundness and well-capitalized** with coverage ratio **in comfortable levels**
Results	▪ **Results** of R$ 5.9 billion in nine months (+9% in twelve months) **and R$ 1.8 billion in the quarter** → Net provisions (contingencies) grow 19% in 12 months → Credit provisions grow in IFRS and decrease in BR GAAP in the quarter → Higher tax rate in the quarter → Expenses under control, even with commercial expansion

✓ Closing of Santander Seguros sale operation, in October 2011

1. Total expanded credit portfolio
2. NPL (over 90 days) in BR GAAP criteria

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statement	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11
- Interest and Similar Income	9,278	9,839	10,603	11,189	11,802	12,683	13,277
- Interest Expense and Similar	(3,326)	(3,832)	(4,416)	(4,690)	(5,163)	(5,923)	(6,378)
Interest Income	**5,952**	**6,007**	**6,187**	**6,499**	**6,639**	**6,760**	**6,899**
Income from Equity Instruments	4	14	2	32	5	45	10
Income from Companies Accounted for by the Equity	10	13	11	10	18	15	13
Net Fee	1,622	1,710	1,776	1,726	1,782	1,866	1,836
- Fees Income	1,841	1,929	2,029	2,034	2,089	2,167	2,232
- Fees Expenses	(219)	(219)	(253)	(308)	(307)	(301)	(396)
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	608	290	472	233	275	420	536
Other Operating Income (Expenses)	(45)	(60)	(105)	(138)	(29)	(147)	(46)
Total Income	**8,151**	**7,974**	**8,343**	**8,362**	**8,690**	**8,959**	**9,248**
General Expenses	(2,655)	(2,774)	(2,849)	(2,952)	(2,959)	(2,967)	(3,086)
- Administrative Expenses	(1,300)	(1,357)	(1,373)	(1,274)	(1,343)	(1,386)	(1,441)
- Personnel Expenses	(1,355)	(1,417)	(1,476)	(1,678)	(1,616)	(1,581)	(1,645)
Depreciation and Amortization	(286)	(293)	(309)	(349)	(338)	(357)	(359)
Provision (net)[2]	(629)	(290)	(674)	(381)	(630)	(624)	(645)
Impairment Losses on Financial Assets (net)	(2,526)	(2,356)	(1,968)	(1,955)	(2,068)	(2,306)	(2,712)
- Allowance for Loan Losses[3]	(2,522)	(2,393)	(1,961)	(1,907)	(2,059)	(2,301)	(2,703)
- Impairment Losses on Other Assets	(4)	37	(7)	(48)	(9)	(5)	(9)
Net Gains on Disposal of Assets	117	48	35	(60)	29	(22)	15
Net Profit before taxes	**2,172**	**2,309**	**2,578**	**2,665**	**2,724**	**2,683**	**2,461**
Income Taxes	(409)	(543)	(643)	(747)	(653)	(600)	(659)
Net Profit	**1,763**	**1,766**	**1,935**	**1,918**	**2,071**	**2,083**	**1,802**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statement	9M11	9M10	Variation Abs.	Variation %
- Interest and Similar Income	37,762	29,720	8,042	27.1%
- Interest Expense and Similar	(17,464)	(11,574)	(5,890)	50.9%
Interest Income	**20,298**	**18,146**	**2,152**	**11.9%**
Income from Equity Instruments	60	20	40	200.0%
Income from Companies Accounted for by the Equity	46	34	12	35.3%
Net Fee	5,484	5,108	376	7.4%
- Fees Income	6,488	5,799	689	11.9%
- Fees Expenses	(1,004)	(691)	(313)	45.3%
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	1,232	1,370	(138)	-10.1%
Other Operating Income (Expenses)	(222)	(210)	(12)	5.7%
Total Income	**26,898**	**24,468**	**2,430**	**9.9%**
General Expenses	(9,012)	(8,278)	(734)	8.9%
- Administrative Expenses	(4,170)	(4,030)	(140)	3.5%
- Personnel Expenses	(4,842)	(4,248)	(594)	14.0%
Depreciation and Amortization	(1,054)	(888)	(166)	18.7%
Provision (net)[2]	(1,899)	(1,593)	(306)	19.2%
Impairment Losses on Financial Assets (net)	(7,086)	(6,850)	(236)	3.4%
- Allowance for Loan Losses[3]	(7,063)	(6,876)	(187)	2.7%
- Impairment Losses on Other Assets	(23)	26	(49)	-188.5%
Net Gains on Disposal of Assets	22	200	(178)	-89.0%
Net Profit before taxes	**7,869**	**7,059**	**810**	**11.5%**
Income Taxes	(1,913)	(1,595)	(318)	19.9%
Net Profit	**5,956**	**5,464**	**492**	**9.0%**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11
Cash and balances with the Brazilian Central Bank	53,361	56,800	57,443	62,659	65,296
Financial assets held for trading	23,738	24,821	23,541	31,400	29,783
Other financial assets at fair value through profit or loss	16,665	17,939	18,105	18,402	657
- Loans and advances to credit institutions	654	292	212	145	93
- Loans and advances to customers	3	-	-	-	-
- Debt instruments	223	224	210	214	229
- Equity instruments	15,785	17,423	17,683	18,043	335
Available-for-sale Financial assets	40,627	47,206	52,171	55,680	44,237
Loans and receivables	169,250	174,107	178,758	182,637	194,132
- Loans and advances to credit institutions	24,771	22,659	23,914	21,674	20,233
- Loans and advances to customers	153,994	160,559	164,597	171,379	184,788
- Debt instruments	-	81	79	79	80
- Allowances for credit losses	(9,515)	(9,192)	(9,832)	(10,495)	(10,969)
Tangible assets	4,212	4,518	4,576	4,578	4,698
Intagible assets	31,667	31,962	31,949	32,080	31,113
- Goodwill	28,312	28,312	28,312	28,312	27,218
- Others	3,355	3,650	3,637	3,768	3,895
Tax assets	15,258	14,842	14,343	15,453	16,986
Other assets	2,853	2,468	3,102	3,981	28,081
- Hedging derivatives	104	116	128	105	79
- Non-current assets held for sale	86	67	65	47	24,875
- Investments in associates	440	371	394	404	418
- Others	2,223	1,914	2,515	3,425	2,709
Total Assets	**357,631**	**374,663**	**383,988**	**406,870**	**414,983**

Santander

Balance Sheet – Total Liabilities and Equity – IFRS

R$ million

Liabilities	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11
Financial liabilities held for trading	5,014	4,785	4,898	5,337	6,637
Financial liabilities at amortized cost	237,859	253,341	261,011	280,311	283,179
- Deposits from credit institutions	41,361	42,392	36,995	45,700	42,362
- Customer deposits[1]	159,426	167,949	174,423	176,806	178,638
- Marketable debt securities	14,944	20,087	26,907	32,590	38,112
- Subordinated liabilities	9,432	9,695	9,974	10,276	10,603
- Other financial liabilities	12,696	13,218	12,712	14,939	13,464
Liabilities directly associated with non-current assets held for sale	-	-	-	-	22,349
Liabilities for insurance contracts	17,893	19,643	20,179	20,517	-
Provisions[2]	9,910	9,395	9,010	9,371	9,110
Tax liabilities	10,047	10,530	10,590	12,131	12,063
Other liabilities	3,829	3,605	3,584	3,923	4,653
- Hedging derivatives	17	-	-	1	25
- Other liabilities	3,812	3,605	3,584	3,922	4,628
Total Liabilities	**284,552**	**301,299**	**309,272**	**331,590**	**337,991**
Total Equity[3]	73,079	73,364	74,716	75,280	76,992
Total Liabilities and Equity	**357,631**	**374,663**	**383,988**	**406,870**	**414,983**

1. Includes repo
2. Includes provisions for pensions and contingent liabilities
3. Includes minority interest and adjustment to market value

Santander

Reconciliation IFRS x BRGAAP

R$ Million	9M11	9M10
BR GAAP Net Profit	**2,690**	**3,032**
- Reversal of Goodwill amortization / Others	2,404	2,483
- PPA amortization	76	(77)
- Others	786	26
IFRS Net profit	**5,956**	**5,464**

Managerial[1] Income Statement – BR GAAP

R$ Million

	9M11	9M10	Var. 12M	Var. 3M
Net Interest Income	20,700	18,328	12.9%	5.7%
Allowance for Loan Losses	(7,181)	(5,919)	21.3%	-2.4%
Net Fees[2]	6,631	5,757	15.2%	0.9%
General Expenses[3]	(10,522)	(9,624)	9.3%	3.0%
Tax Expenses	(2,197)	(1,704)	28.9%	8.9%
Other Incomes (Expenses)[4]	(2,413)	(1,376)	75.4%	29.8%
Managerial Net Profit	**5,018**	**5,463**	**-8.2%**	**5.9%**
Net Profit	**2,690**	**3,032**	**-11.3%**	**6.7%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions, recoveries of written-off credits and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br